ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8

INSURED		BOND NUMBER

Hotchkis and Wiley Funds		05587107B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

October 9, 2008	October 9, 2007 to December 1, 2008	/S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the expiration date of the Bond Period set forth in Item 2 of the Declarations is hereby amended to be

12:01 a.m. on December 1, 2008

Standard Time at the Principal Address as set forth in Item 1 of the Declarations.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7

INSURED		BOND NUMBER

Hotchkis and Wiley Capital Management, LLC		05587207B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

September 30, 2008	October 9, 2007 to October 9, 2008	/S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended, effective September 30, 2008 to be:

		Limit of Liability

Insuring Agreement A-	FIDELITY	$5,000,000
Insuring Agreement C-	ON PREMISES	$5,000,000
Insuring Agreement D-	IN TRANSIT	$5,000,000
Insuring Agreement E-	FORGERY OR ALTERATION	$5,000,000
Insuring Agreement F-	SECURITIES	$5,000,000
Insuring Agreement G-	COUNTERFEIT CURRENCY	$5,000,000
Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$5,000,000
Insuring Agreement J-	COMPUTER SECURITY	$5,000,000

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN4.0-02 (1/02)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8

INSURED		BOND NUMBER

Hotchkis and Wiley Capital Management, LLC		05587207B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

October 9, 2008	October 9, 2007 to December 1, 2008	/S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the expiration date of the Bond Period set forth in Item 2 of the Declarations is hereby amended to be

12:01 a.m. on  December 1, 2008

Standard Time at the Principal Address as set forth in Item 1 of the Declarations.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN9.0-01 (1/02)

Resolution

Approval of Insurance

Fidelity Bond

WHEREAS, the Trust has arranged to obtain coverage against larceny and embezzlement under a Bond (the “Bond”) from ICI Mutual Insurance Company in the amount of $2,500,000 for the period from October 9, 2008 through December 1, 2008;

RESOLVED, that giving due consideration to the value of the aggregate assets of the Funds, the access to such assets, the type and terms of the arrangement made for the custody and safekeeping of such assets, and the nature of the securities in the Trust’s portfolios, this Board, including a majority of the Trustees who are not “interested persons” of the Trust as defined in the Investment Company Act of 1940, as amended (“Investment Company Act”), hereby approves the Bond in the form presented to this meeting; and

FURTHER RESOLVED, that the President of the Trust be and hereby is designated the officer who shall make the filing and give the notices required by Paragraph (g) of Rule 17g-1 under the Investment Company Act concerning the Bond; and

FURTHER RESOLVED, that the premium payment therefor in the amount of $2,120 is hereby approved.

The premium for the period October 9, 2008 to December 1, 2008 was paid on October 16, 2008.